1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F         X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                        No         X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date February 26, 2010	By	/s/ ZHANG BAOCAI
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS PASSED AT THE 2010

FIRST EXTRAORDINARY GENERAL MEETING

The 2010 First Extraordinary General Meeting of the Company was held on 26 February 2010. All the resolutions set out in the notice of EGM dated 8 January 2010 were duly passed at the EGM.

The 2010 First Extraordinary General Meeting (the “EGM”) was convened on 26 February 2010 by Yanzhou Coal Mining Company Limited (the “Company”) and all the resolutions set out in the notice of the EGM dated 8 January 2010 (the “Notice of EGM”) were duly passed at the EGM. The convening of the EGM and voting at the EGM were proceeded in compliance with the Company Law of the People’s Republic of China (the “PRC”) and the relevant laws and regulations and the requirements of the articles of association of the Company (the “Articles”).

I. CONVENING AND ATTENDANCE OF THE MEETING

(1) Convening of the EGM

1. Time:	9:00a.m. on 26 February 2010

2. Venue:	Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC

3. Method:	on site voting

4. Convened by:	the board of directors of the Company (the “Board”)

5. Chairman:	Mr. Wang Xin, chairman of the Board

(2) Attendance of the EGM

There were 6 shareholders in attendance either in person or by proxy at the EGM, represented 3,579,980,668 shares of the Company carrying voting rights or 72.79% of the total issued share capital of the Company which was in compliance with the relevant legal requirements. Among which, 2,600,000,000 were domestic tradable shares subject to trading moratorium, 328,200 were domestic tradable shares not subject to trading moratorium and979,652,468 were H shares. The number of shares entitling the holders to attend and vote for or against all the resolutions at the EGM totalled 4,918,400,000 shares. There are no shares of the Company entitling the holder to attend and vote only against any of the resolutions at the EGM.

II. RESOLUTIONS CONSIDERED AND PASSED

The following resolutions were considered and passed through voting by way of registered poll at the EGM (please refer to the Notice of EGM for details of the resolutions).

As ordinary resolution:

1. Approved the resolution relating to the election of a director of the Company.

Approved the nomination of Mr. Li Weimin and Mr. Li was elected as a director of the fourth session of the Board whose appointment is effective from the date of the conclusion of the EGM and will expire on the date of the conclusion of the general meeting for the election of the fifth session of the Board.

Please refer to the Notice of EGM for the personal biography of Mr. Li Weimin and other matters that are required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. As far as the remuneration of Mr. Li Weimin is concerned, each year the compensation committee of the Board will propose a remuneration determination plan for directors and supervisors of the Company, which shall be submitted to the Board for consideration and is subject to approval by the shareholders’ general meeting.

As special resolutions:

2. Approved the resolution relating to the amendments to the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited.

3. Approved the resolution relating to the amendments to the Rules of Procedures for the Supervisory Committee of Yanzhou Coal Mining Company Limited.

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company’s H share registrar, Hong Kong Registrars Limited has appointed Beijing King and Wood, PRC lawyers (“King and Wood”), as scrutineer for the purpose of vote-taking at the EGM.

III. PRESENCE OF LAWYER

The Company has appointed King & Wood to witness the relevant matters at the EGM. King & Wood accepted the appointment and authorized Tang Lizi and Yang Guangshui to attend the EGM. King & Wood issued a legal opinion stating that certain matters such as convening and the procedures for holding and polling of the EGM were in compliance with the relevant requirements of the laws, regulations, normative documents and the Articles; the qualification of the attendance and the convener of the EGM; the procedures and results of the EGM were valid and effective; and the resolutions passed at the EGM were valid and effective.

Appendix: Results of votes in relation to the 2010 First Extraordinary General Meeting of Yanzhou Coal Mining Company Limited.

By order of the Board Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, the PRC

26 February 2010

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai,Mr. Li Weimin, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

Yanzhou Coal Mining Company Limited

Results of votes in relation to the 2010 First Extraordinary General Meeting of Yanzhou Coal Mining Company Limited.

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes		Percentage (%)	No. of votes		Percentage (%)	No. of votes	Percentage (%)
1	Resolution relating to the election of a director of the Company.	3,579,537,458	Total:	3,432,872,304	95.9027%	Total:	146,665,154	4.0973%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.6351%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium:	328,200	0.0092%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H Shares:	832,544,104	23.2584%	H Shares:	146,665,154	4.0973%	H Shares:	—	—

2	Resolution relating to the amendments to the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited.	3,579,834,308	Total:	3,576,591,178	99.9094%	Total:	3,243,130	0.0906%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.6291%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium:	328,200	0.0092%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H Shares:	976,262,978	27.2712%	H Shares:	3,243,130	0.0906%	H Shares:	—	—

3	Resolution relating to the amendments to the Rules of Procedures for the Supervisory Committee of Yanzhou Coal Mining Company Limited.	3,579,980,668	Total:	3,576,596,408	99.9055%	Total:	3,384,260	0.0945%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.6261%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium:	328,200	0.0092%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H Shares:	976,268,208	27.2702%	H Shares:	3,384,260	0.0945%	H Shares:	—	—

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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